NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 30, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 16, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Signing Day Sports, Inc. and BCDI Merger Sub I Inc., a wholly-owned subsidiary of BlockchAIn Digital Infrastructure, Inc. became effective on March 16, 2026. Each share of Signing Day Sports Common Stock will be exchanged for the right to receive 0.09334 of BlockchAIn Digital Infrastructure, Inc. Common Share, except that if the Exchange Ratio would otherwise result in a fractional BlockchAIn common share, the Exchange Ratio will be rounded up to one (1) with respect to that BlockchAIn common share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 17, 2026.